Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended June 30, 2024
New York – July 24, 2024 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a global leader in providing artificial intelligence (“AI”) and augmented reality (“AR”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended June 30, 2024.

Highlights for the Three Months Ended June 30, 2024
•Total revenue was $13.9 million for the three months ended June 30, 2024, compared to $12.7 million in the same period of 2023, an increase of 9.6%. The increase was primarily due to growth momentum in the revenue of AI- and AR- cloud solutions and mobile app subscriptions.
•Gross profit was $11.0 million for the three months ended June 30, 2024, compared with $10.2 million in the same period of 2023, an increase of 7.8%.
•Net income was $0.8 million for the three months ended June 30, 2024, compared to a net loss of $0.2 million during the same period of 2023.
•Adjusted net income (non-IFRS)1 was $1.3 million for the three months ended June 30, 2024, compared to adjusted net income (non-IFRS) of $0.9 million in the same period of 2023, an increase of 43.8%.
•Operating cash flow was $2.0 million in the second quarter of 2024, compared to $2.6 million in the same period of 2023, a decrease of 24.6%.
•The Company had 151 Key Customers2 as of June 30, 2024, compared with 152 Key Customers as of March 31, 2024. The slight decrease in the number of Key Customers primarily resulted from the non-renewal of customers contracts by certain brand clients due to financial pressure among other factors.
•As of June 30, 2024, the Company’s cumulative customer base included 686 brand clients, with over 774,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared to 666 brand clients and over 745,000 digital SKUs as of March 31, 2024.
•The Company’s YouCam mobile beauty app active subscribers grew by 18.3% year-over-year, reaching a record high of over 919,000 active subscribers at the end of the second quarter of 2024.

Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “In the first half of 2024, we achieved robust top-line growth that aligns with our annual targets. This success was driven by growth momentum in our AI- and AR-powered cloud solutions, subscription revenue, and rapid advancements in AI technologies. The management team's dedication not only expanded our business but also improved efficiencies across key financial metrics including net income, net margins, operating income, and positive cash flow, bolstering our strong balance sheet. Our focused efforts on enhancing operational efficiencies have yielded significant results this quarter. Through strategic process improvements and leveraging advanced technologies, we streamlined workflows, reduced operational costs, and boosted productivity. With our proven track record and ongoing AI innovations, we are well positioned to sustain business growth and continue delivering value to customers and shareholders throughout the latter half of 2024 and beyond.”
Financial Results for the Three Months Ended June 30, 2024
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.
2 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

Revenue
Total revenue was $13.9 million for the three months ended June 30, 2024, compared to $12.7 million in the same period of 2023, an increase of 9.6%.
•AI- and AR- cloud solutions and subscription revenue was $12.9 million for the three months ended June 30, 2024, compared to $11.0 million in the same period of 2023, an increase of 17.4%. The double digit growth was driven by robust demand for the Company’s online virtual product try-on solutions from brand customers, the robust momentum in the growth of YouCam mobile beauty app subscriptions, and the growing popularity of its Gen AI technologies and AI editing features for photos and videos. The Company’s YouCam mobile beauty app active subscribers grew by 18.3% year-over-year, reaching a record high of over 919,000 active subscribers at the end of the second quarter of 2024. This increase reflected the continuous demand in the Company’s YouCam mobile beauty app services from subscribers and users.
•Licensing revenue was $0.7 million for the three months ended June 30, 2024, compared to $1.4 million in the same period of 2023, a decrease of 49.8%. The Company expects that such legacy non-recurring revenue will become increasingly insignificant as it continues to focus on strengthening its market leadership in providing AI- and AR- SaaS subscription solutions for brands and customers.

Gross Profit
Gross profit was $11.0 million for the three months ended June 30, 2024, compared with $10.2 million in the same period of 2023, an increase of 7.8%. Despite the increase in gross profit, our gross margin slightly decreased to 79.3% for the three months ended June 30, 2024, from 80.6% in the same period of 2023, primarily due to the increase in third-party payment processing fees paid to digital distribution partners such as Google and Apple related to the growth in our mobile app subscription revenue.
Total Operating Expenses
Total operating expenses were $12.4 million for the three months ended June 30, 2024, compared with $12.3 million in the same period of 2023, an increase of 0.7%. The increase was primarily due to higher sales and marketing expenses and research and development ("R&D") expenses, which were partially offset by decline in general and administrative expenses in the second quarter of 2024.
•Sales and marketing expenses were $7.0 million for the three months ended June 30, 2024, compared to $6.6 million during the same period of 2023, an increase of 7.0%. This increase was largely due to an increase in marketing events and advertising costs for our mobile apps and cloud computing costs.
•Research and development expenses were $3.0 million for the three months ended June 30, 2024, compared to $2.8 million during the same period of 2023, an increase of 7.5%. The increase primarily resulted from the increase in R&D headcount.
•General and administrative expenses were $2.4 million for the three months ended June 30, 2024, compared to $3.0 million during the same period of 2023, a decrease of 19.1%. The decrease was primarily due to lower corporate insurance expenses and enhanced operational efficiencies in the second quarter of 2024.
Net Income
Net income was $0.8 million for the three months ended June 30, 2024, compared to a net loss of $0.2 million during the same period of 2023. The positive net income in the second quarter of 2024 was supported by continued revenue growth and effective cost control.
Adjusted Net Income (Non-IFRS)
Adjusted net income was $1.3 million for the three months ended June 30, 2024, compared to adjusted net income of $0.9 million in the same period of 2023, an increase of 43.8%.
Liquidity

As of June 30, 2024, the Company held $120.8 million in cash and cash equivalents (or $158.8 million when including 6-month time deposits of $38.0 million, which are classified as current financial assets at amortized cost under IFRS), compared to $122.0 million as of March 31, 2024 (or $157.3 million when including time deposits). The total increase in cash, cash equivalents and 6-month time deposits, resulted from the positive operating cash flow and the interest income received from the Company’s bank deposits.

The Company had a positive operating cash flow of $2.0 million in the second quarter of 2024, compared to positive $2.6 million in the same period of 2023. The Company continues to invest in growth while maintaining healthy cash reserve to support business operations signifying the Company's operational health and sustainability.
Business Outlook for 2024
Based on the growth momentum in both enterprise SaaS solution demands and YouCam mobile apps subscriptions during the first half of 2024, the Company reiterates its expectation that year-over-year growth rate of total revenue in 2024 would range from 12% to 16% compared to 2023.

Note that this forecast is based on the Company’s current assessment of the market and operational conditions, and that these factors are subject to change.
Conference Call Information
The Company’s management will hold an earnings conference call at 8:00 p.m. Eastern Time on July 24, 2024 (8:00 a.m. Taipei Time on July 25, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.
Registration Link: https://registrations.events/direct/Q4I5163039

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a beautiful AI Company and global leader in enterprise SaaS solutions. As an innovative powerhouse in using artificial intelligence (AI) to transform the beauty and fashion industries, Perfect empowers major beauty, skincare, fashion, jewelry brands and retailers by providing consumers with omnichannel shopping experiences through augmented reality (AR) product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures
This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs3, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. Starting from the first quarter of 2024, we no longer exclude foreign exchange gain (loss) from adjusted net income (loss). As we transitioned to using the U.S. dollar as the functional currency for certain subsidiaries in 2023, our foreign exchange gains (losses), which historically have predominantly been unrealized, have not been material since 2023. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

3The one-off transaction cost in the first quarter of 2023 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost incurred in the same period of 2024.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND JUNE 30, 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	June 30, 2024
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$123,871	$120,796
Current financial assets at amortized cost	30,300	37,970
Current contract assets	2,770	1,543
Accounts receivable	6,992	7,102
Other receivables	343	737
Current income tax assets	311	281
Inventories	33	21
Other current assets	4,042	2,832
Total current assets	168,662	171,282
Non-current assets
Property, plant and equipment	380	545
Right-of-use assets	847	679
Intangible assets	77	57
Deferred income tax assets	257	1,120
Guarantee deposits paid	140	147
Total non-current assets	1,701	2,548
Total assets	$170,363	$173,830

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2023 AND JUNE 30, 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	June 30, 2024
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$15,346	$16,858
Other payables	10,331	10,239
Other payables – related parties	50	50
Current tax liabilities	21	390
Current provisions	2,394	1,775
Current lease liabilities	481	524
Other current liabilities	277	195
Total current liabilities	28,900	30,031
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,566	1,520
Non-current lease liabilities	387	187
Net defined benefit liability, non-current	79	81
Guarantee deposits received	25	25
Total non-current liabilities	2,057	1,813
Total liabilities	30,957	31,844

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,513	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	510,399	511,653
Retained earnings
Accumulated deficit	(380,472)	(379,078)
Other equity interest
Other equity interest	(523)	(774)
Treasury shares	(190)	—
Total equity	139,406	141,986
Total liabilities and equity	$170,363	$173,830

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
Revenue	$12,687	$13,905	$24,832	$28,194
Cost of sales and services	(2,455)	(2,876)	(5,024)	(5,971)
Gross profit	10,232	11,029	19,808	22,223
Operating expenses
Sales and marketing expenses	(6,558)	(7,014)	(12,585)	(14,184)
General and administrative expenses	(3,014)	(2,439)	(5,427)	(4,614)
Research and development expenses	(2,767)	(2,975)	(5,396)	(6,010)
Total operating expenses	(12,339)	(12,428)	(23,408)	(24,808)
Operating loss	(2,107)	(1,399)	(3,600)	(2,585)
Non-operating income and expenses
Interest income	2,411	1,983	4,609	3,952
Other income	5	12	7	14
Other gains and losses	(474)	25	(459)	(291)
Finance costs	(3)	(5)	(5)	(10)
Total non-operating income and expenses	1,939	2,015	4,152	3,665
Income (loss) before income tax	(168)	616	552	1,080
Income tax benefit (expense)	(38)	148	(63)	314
Net income (loss)	$(206)	$764	$489	$1,394

Other comprehensive income (loss)
Exchange differences arising on translation of foreign operations	$(170)	$(111)	$(168)	$(251)
Other comprehensive loss, net	$(170)	$(111)	$(168)	$(251)
Total comprehensive income (loss)	$(376)	$653	$321	$1,143
Net income (loss), attributable to:
Shareholders of the parent	$(206)	$764	$489	$1,394
Total comprehensive income (loss) attributable to:
Shareholders of the parent	$(376)	$653	$321	$1,143
Earnings (loss) per share (in dollars)
Basic earnings (loss) per share of Class A and Class B Ordinary Shares	$(0.002)	$0.008	$0.004	$0.014
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares	$(0.002)	$0.008	$0.004	$0.014

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax	$(168)	$616	$552	$1,080
Adjustments to reconcile profit (loss)
Depreciation expense	157	178	326	344
Amortization expense	19	13	37	26
Interest income	(2,411)	(1,983)	(4,609)	(3,952)
Interest expense	3	5	5	10
Net (gains) losses on financial liabilities at fair value through profit or loss	296	(150)	244	(46)
Share-based payment transactions	791	653	1,441	1,437
Changes in operating assets and liabilities
Accounts receivable	1,716	589	87	(134)
Current contract assets	601	699	2,130	1,214
Other receivables	—	—	3	—
Inventories	4	7	11	12
Other current assets	(152)	661	47	1,210
Current contract liabilities	(1,143)	(1,314)	3,035	1,622
Other payables	669	536	(1,183)	(51)
Other payables – related parties	(36)	2	(12)	3
Current provisions	143	(379)	320	(563)
Other current liabilities	(20)	(23)	(107)	(67)
Net defined benefit liability, non-current	—	—	1	1
Cash inflow generated from operations	469	110	2,328	2,146
Interest received	2,208	1,953	4,331	3,558
Interest paid	(3)	(5)	(5)	(10)
Income tax paid	(26)	(62)	(205)	(176)
Net cash flows from operating activities	2,648	1,996	6,449	5,518
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost	(89,800)	(33,470)	(160,800)	(44,470)
Proceeds from disposal of financial assets at amortized cost	30,000	30,800	30,000	36,800
Acquisition of property, plant and equipment	(15)	(174)	(170)	(259)
Acquisition of intangible assets	—	(6)	(33)	(6)
Increase in guarantee deposits paid	—	(8)	—	(8)
Net cash flows used in investing activities	(59,815)	(2,858)	(131,003)	(7,943)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(100)	(123)	(203)	(239)
Payments to acquire treasury shares	(429)	—	(429)	—
Net cash flows used in financing activities	(529)	(123)	(632)	(239)
Effects of exchange rates changes on cash and cash equivalents	(253)	(179)	(262)	(411)
Net decrease in cash and cash equivalents	(57,949)	(1,164)	(125,448)	(3,075)
Cash and cash equivalents at beginning of period	95,117	121,960	162,616	123,871
Cash and cash equivalents at end of period	$37,168	$120,796	$37,168	$120,796

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
Net Income (Loss)	$(206)	$764	$489	$1,394
One-off Transaction Costs	—	—	33	—
Non-Cash Equity-Based Compensation	791	653	1,441	1,437
Non-Cash Valuation (Gain)/Loss of financial liabilities	296	(150)	244	(46)
Adjusted Net Income (Loss)[1]	$881	$1,267	$2,207	$2,785

Note (1):
In accordance with the changed definition of “adjusted net income (loss)” that is detailed in the “Use of Non-IFRS Financial Measures” section above, we have made a retrospective adjustment to our adjusted net income for the six months ended June 30, 2023 not adjusting for “foreign exchange gain (loss)” (which amounted to a loss of $215,000 for the period, as previously disclosed in our Form 6-K furnished to the SEC on July 25, 2023).

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations